Mail Stop 4561

      June 27, 2005

Jerome R. Mahoney
Chief Executive Officer /
Chief Financial Officer
Ivoice, Inc.
750 Highway 34
Matawan, NJ	07747
(732) 441-7700

	Re:	Ivoice, Inc.
		Form 10-QSB: For the Quarterly Period Ended March 31,
2005
		Filed May 13, 2005
		File No. 000-29341

Dear Mr. Mahoney,

      We have limited our review of your filing to the issue addressed in our comment. Please be as detailed as necessary in your explanation. We have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Supplemental Schedule of Non-Cash Financing Activities, page 5

1. We note that you state that on January 11, 2005, the company provided Cornell with an advanced put notice dated December 31, 2004 for the sale of 103,840,499 shares of Class A Common Stock representing the negative escrow account with Cornell. Describe the relevant terms of the put and indicate how you are accounting for it.
Your response should address both EITF 00-19 and SFAS No. 150. In addition, explain the meaning and purpose of the "negative escrow account" and its relation to the put and the shares of Class A Common
Stock.

*	*	*	*	*

      As appropriate, please respond to this comment via EDGAR within
10 business days or tell us when you will provide us with a response.
Please understand that we may have additional comments after reviewing your response to our comment.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

      You may contact Steve Williams at (202) 551-3478 or Stephen
Krikorian (202) 551-3488 if you have any questions regarding our comment on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.


							Sincerely,



							Craig Wilson
      						Senior Assistant Chief
Accountant


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Jerome R. Mahoney
Ivoice, Inc.
June 27, 2005
Page 1